UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated August 18, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing that the Company will hold its 2015 Annual General Meeting on September 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: August 26, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1
NADL - Annual General Meeting 2015
Hamilton, Bermuda, August 18, 2015 - North Atlantic Drilling Ltd. advises that its 2015 Annual General Meeting will be held on September 18, 2015. A copy of the Notice of Annual General Meeting and Proxy Statement can be found on our website www.nadlcorp.com and attached to this press release.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

NORTH ATLANTIC DRILLING LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
 SEPTEMBER 18, 2015
NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of North Atlantic Drilling Ltd. (the "Company") will be held on September 18, 2015 at 9:30 a.m., at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:
To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2014.
1.	To re-elect Kate Blankenship as a Director of the Company.
2.	To re-elect Paul M. Leand, Jr., as a Director of the Company.
3.	To re-elect Ørjan Svanevik as a Director of the Company.
4.	To re-elect Georgina E. Sousa as a Director of the Company.
5.	To elect Jo Olav Lunder as a Director of the Company to fill one of the four remaining vacancies on the Board.
6.	To appoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration.
7.	To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$800,000.00 for the year ended December 31, 2015.
By Order of the Board of Directors
Georgina Sousa
 Secretary
Dated: August 10, 2015
Notes:
1.	The Board of Directors has fixed the close of business on July 24, 2015, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.
2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.
3.	A Form of Proxy is enclosed for use in connection with the business set out above.
4.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.
YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") OF NORTH ATLANTIC DRILLING LTD. TO BE HELD ON SEPTEMBER 18, 2015

PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2014 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.
The Company's audited consolidated financial statements for the year ended December 31, 2014 are available on our website at www.nadlcorp.com.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4 and 5, - ELECTION OF DIRECTORS
The Board has nominated the five persons listed below for election as Directors of the Company, all of whom, except Mr. Lunder, are presently members of the Board of Directors. Mrs. Blankenship and Mr. Leand meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.
As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
Nominees For Election To The Company's Board Of Directors
Information concerning the nominees for Directors of the Company is set forth below:
Name	Age	Director Since	Position with the Company

Kate Blankenship	50	2011	Director and Audit Committee member

Paul M. Leand, Jr.	49	2012	Director

Ørjan Svanevik	49	2015	Director

Georgina E. Sousa	65	2013	Director

Jo Olav Lunder	53

Kate Blankenship has served as a director of the Company since its incorporation in February, 2011. Mrs. Blankenship has been a director of Frontline Ltd. since August 2003 and Seadrill Limited since May 2005. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Office and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003, Seadrill Partners LLC since June 2012, Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003, Golar LNG Partners LP since September 2007, Golden Ocean Group Limited (formerly "Knightsbridge Shipping Limited") since March 2015, Archer Limited since its incorporation in 2007, Frontline 2012 Ltd., since its incorporation in 2011 and Avance Gas Holding Ltd., since October 2013. Mrs. Blankenship previously served as a director of Golden Ocean's predecessor from November 2004 to March 2015. Mrs. Blankenship is a member of the Institute of Chartered Accountants of England and Wales.

Paul M. Leand, Jr. has served as a director of the Company since 2012. Mr. Leand has been the Chief Executive Officer and Director of AMA Capital Partners LLC, ("AMA"), an investment bank specializing in the maritime industry since 2004. From 1989 until joining AMA in 1998, Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Marine Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand has also served as a director of Ship Finance International Limited since 2003, Golar LNG Partners LP since 2011, Seadrill Limited since April 2013 and Frontline 2012 Ltd., since May 2015.
Ørjan Svanevik has served as a director of the Company since May 2015. Mr. Svanevik has served as a director of Seadrill Limited since October 2014. Mr. Svanevik joined Seatankers in July 2014 and has a broad industry background, with special knowledge of oil and gas, maritime, shipbuilding and engineering sectors. He has extensive experience in global operations, investment management and corporate finance. Mr. Svanevik was previously Managing Director of the investment advisory company, Oavik Capital from October 2008 to July 2014, Prior to this he was head of M&A and a Partner at Aker ASA from 2005 to 2008 and COO and EVP of Kværner ASA from 2005 to 2005. Mr. Svanevik also worked in corporate advisory and investment banking for Arkwright from 1994 to 2001. He began his career with Schlumberger, where he held various international financial management positions from 1991 to 1994. Mr. Svanevik has an AMP from Harvard Business School and an MBA from Thunderbird.
Georgina E. Sousa has served as Secretary of the Company since its incorporation in 2011. Ms. Sousa has also served as our Secretary since the Company's inception. She is currently a director and Head of Corporate Administration for Frontline and has served as a director of Frontline 2012 Ltd., since its incorporation in 2011. Ms. Sousa has also served as a director of Ship Finance International Limited since May 2015 and served as a director of Golar LNG Limited from 2005 until 2015. Until January 2007 she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm Appleby, Spurling & Kempe (now Appleby) as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson (now Cox, Hallett & Wilkinson) as Senior Company Secretary.
Jo Olav Lunder will take up the position of Chief Executive Officer of Seatankers Advisory Services (UK) Limited with effect from September 1, 2015. He was previously CEO of VimpelCom Ltd., a position he was appointed to in 2011. Before joining VimpelCom, Mr. Lunder was President of Ferd Capital and an Executive Vic-President at Ferd AS. Mr. Lunder was the CEO of Atea ASA and OSJC VimpelCom and has held senior management positions at Telenor for many years. He has a bachelor's degree from Oslo Business School and an MBA from Henley Management College at the University of Reading, UK.
PROPOSAL 6 - APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Board will ask the shareholders to approve the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.
Audit services in 2014 were provided by PricewaterhouseCoopers AS and included the examination of the consolidated financial statements of the Company and its subsidiaries. The change of auditors from PricewaterhouseCoopers AS to PricewaterhouseCoopers LLP is being proposed due to the transfer of certain management and accounting functions from Norway to the United Kingdom.

PROPOSAL 7 – TO APPROVE DIRECTORS' FEES
At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$800,000.00 for the year ended December 31, 2015.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors
Georgina Sousa
 Secretary
August 10, 2015
 Hamilton, Bermuda

North Atlantic Drilling Ltd. (the "Company")
 Form of Proxy for use at Annual General Meeting to be held on September 18, 2015
I/We .................................................................................................................
(NAME IN BLOCK CAPITALS)
Of .....................................................................................................................

being (a) holder(s) of .............................................. Ordinary Shares of $5.00 each of the above-named Company on the record date of July 24, 2015, hereby appoint the duly appointed Chairman of the meeting or ........................................................... to act as my/our proxy at the Annual General Meeting of the Company to be held on September 18, 2015, or at any adjournment thereof, and to vote on my/our behalf as directed below.
Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote for all Proposals.
Resolutions	For	Against	Abstain
1. To re-elect Kate Blankenship as a Director of the Company.
2. To re-elect Paul M. Leand, Jr., as a Director of the Company.
3. To re-elect Ørjan Svanevik as a Director of the Company.
4. To re-elect Georgina E. Sousa as a Director of the Company.
5. To elect Jo Olav Lunder as a Director of the Company to fill one of the four remaining vacancies on the Board.
6. To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.
7. To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$800,000.00 for the year ended December 31, 2015.

Date .................................................	Signature.........................................................................

Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.
4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.	If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.
6.	This proxy should be completed and be sent to reach the following address by not later than 48 hours before the time for holding the meeting:

Holders of Shares registered in the VPS should return
their Proxy Forms to:
DNB Bank ASA, Registrars Dept.
P.O. Box 1600 Sentrum
0021 Oslo Norway
Or via e-mail to: vote@dnb.no